

Mail Stop 3561

November 5, 2009

Ms. Ting Zheng
Chief Executive Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form F-1/A**
> **Filed October 29, 2009**
> **File No. 333-161602**

Dear Ms. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form F-1/A filed October 29, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 74

Cash flow provided by (used in) financing activities, page 77

1. We note your disclosure on page 77 that the bank loan was provided to "finance working capital." But Article 3 of the loan agreement filed as exhibit 10.5 says that

the use of the loan is limited to "purchasing raw materials." Please revise to reconcile.

Notes to the Unaudited Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F-42

Note 23 Subsequent events, page F-59

2.   We note your response to comment 6 of our letter dated October 26, 2009. Rule 11-02(a)(8) sets forth that pro forma financial information shall be furnished when consummation of transactions have occurred for which disclosure of pro forma financial information would be material to investors. It appears that pro forma net loss attributable to ordinary shareholders would change should it remove the effect of accretion to redeemable ordinary shares redemption value after giving pro forma impact to the share exchange transactions of June 30, 2009 and August 2009 as described in Notes 13 and 23 to your interim financial statements. Please describe to us the impacts on earnings per share that giving pro forma effect to these transactions would have and explain to us the basis for your conclusions on the materiality of the impacts.

Resale Prospectus

Selling Shareholder, page 3

3.   We note the disclosure on page three of the Resale Prospectus that "each of China Cord Blood Services Corporation and us entered into a Promissory Note in favor of Early Bird Capital." Please expand your disclosure regarding the terms of the note, including clarification of the extent that each of CCBC and CCBS are subject to the agreement. Also, please file the convertible note as an exhibit to your filing.

Part II Information not Required in the Prospectus, page II-1

Item 7. Recent sales of unregistered securities, page II-1

4.   Provide the information required by Item 701 of Regulation S-K regarding the convertible note sold to Early Bird Capital on June 30, 2009, or advise.

Exhibits

5.   The legality opinion should be revised to remove assumption (c). Alternatively, please explain why you believe it is an appropriate assumption.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood Beveridge
       Fax: (212) 202-7829